Form 6-K/A

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For January 12, 2006

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

On 1 December 2005 Gallaher Group Plc announced the allotment of 474,149 new 10p ordinary shares in respect of options exercised under the Company's Savings Related Share Option Scheme. While that total number of shares allotted is correct, the reported number of shares allotted at each of the various option prices was not. The correct split by option price is:

212,571 shares at £2.97 112,435 shares at £3.30 578 shares at £3.67 5,191 shares at £4.43 1,236 shares at £5.05 142,138 shares at £5.59

FORM 6-K/A	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Robin Miller
	Name:	Robin Miller
Date: January 12, 2006	Title:	Deputy Company Secretary